Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT AS OF DECEMBER 31, 2014

The following table sets forth the names of the registrant’s direct and indirect subsidiaries and the state or other jurisdiction of incorporation of each such entity. In each case, the names of the listed subsidiaries are the same as the names under which such subsidiaries do business.

Name	Incorporation
ConnectOne Bank	New Jersey
Center Bancorp Statutory Trust II	Delaware
Union Investment Co.	New Jersey
Center Financial Group, LLC	New Jersey
Center Advertising Corporation	New Jersey
Morris Property Company, LLC	New Jersey
Twin Bridge Investment Co.	Delaware
Volosin Holdings, LLC	New Jersey
Twin Bridge Capital Corporation	New Jersey
NJCB Investment Company, Inc.	New Jersey
ConnectOne Investment Company, Inc.	Delaware
ConnectOne Preferred Funding Corp.	New Jersey
NJCB Spec-1, LLC	New Jersey
*Greenbrook Consulting, LLC	New Jersey

* ConnectOne Bank owns 49% interest in Greenbrook Title Agency, LLC